UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-13232
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedule
Apartment Investment and Management Company 401(k) Retirement Plan
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Denver, Colorado
June 29, 2011

Apartment Investment and Management Company 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments, at fair value	$74,870,988	$75,096,619
Contributions receivable from participants	146,990	173,059
Notes receivable from participants	2,729,720	2,879,256
Dividends receivable	—	17,615
Other assets	19	119,319

Total assets	77,747,717	78,285,868

Liabilities:
Excess contributions payable	432,228	—
Other liabilities	—	30,836

Total liabilities	432,228	30,836

Net assets reflecting investments at fair value	77,315,489	78,255,032
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust	(53,449)	139,116

Net assets available for benefits	$77,262,040	$78,394,148

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions/(deductions):
Contributions:
Participant	$4,266,068
Rollover	241,090

4,507,158

Investment income:
Interest and dividend income	1,264,678
Net appreciation in fair value of investments	7,888,194

9,152,872

Total additions	13,660,030

Benefit payments	(14,787,138)
Administrative expenses	(5,000)

Total deductions	(14,792,138)

Net decrease in net assets available for benefits	(1,132,108)
Net assets available for benefits at the beginning of the year	78,394,148

Net assets available for benefits at the end of the year	$77,262,040

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “Aimco”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $16,500 (for 2010), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company does not currently provide employer matching contributions. The Company has provided employer matching contributions in the past and may reinstate employer matching contributions at any time.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and earnings from the fund(s) elected by the participant. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vested immediately. Matching contributions made prior to January 1, 2004 vested fully after three years of service. Participants forfeit any unvested matching contributions upon the earlier of a distribution following termination of employment or five years from their break-in-service date, exclusive of any subsequent periods of qualifying re-employment. Following the Company’s instruction for the administrator to transfer the forfeited portion of a participant’s account into a forfeitures account, the Company may use any balances in the forfeitures account to reduce the next employer contribution or pay expenses of the Plan. At December 31, 2009, Plan assets totaling $2,302 were available to pay future administrative expenses. During the year ended December 31, 2010, at the Company’s instruction, the administrator transferred forfeited balances of terminated participants’ unvested accounts totaling $2,735 into the forfeitures account, and the Company used $5,000 of forfeited unvested participant balances to pay administrative expenses. At December 31, 2010, no significant amount of Plan assets was available to pay future administrative expenses.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one new loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.
Investments
Investments other than the common/collective trust fund are valued at fair value.
The Plan invests in the Fidelity Management Trust Company Managed Income Portfolio Fund (“Fidelity MIP Fund”), which is a common/collective trust that invests in fully benefit-responsive investment contracts.
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting—Defined Contribution Pension Plans, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the investments in the Fidelity MIP Fund at fair value within the investments balances, and then include an adjustment to reconcile the fair value of such investments to their contract value for purposes of reporting net assets available for benefits. The fair value of the Plan’s interest in the Fidelity MIP Fund is based on information about the fund’s net asset value reported by Fidelity Management Trust Company. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants, and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2009 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants as of December 31, 2010 represent contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) for the plan year ended December 31, 2010, along with the related investment income related to these excess contributions. These amounts have been recorded as a liability with a corresponding reduction to contributions and net appreciation in fair value of investments. The Plan distributed the excess contributions and related investment income to the applicable participants prior to March 15, 2011.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Plan Expenses
The Company pays certain expenses necessary to administer the Plan primarily through forfeited balances of terminated participants’ accounts. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company. Fidelity Management Trust Company also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
Recently Issued Accounting Standards
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to clarify certain existing fair value disclosures and require additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements, and introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The provisions of ASU 2010-06 became effective for the Plan in 2010, with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for the Plan in 2011. Adoption of the effective provisions of ASU 2010-06 during 2010 did not have a material effect on the Plan’s financial statements. The Plan does not currently have any fair value measurements classified within Level 3 of the fair value hierarchy and therefore the Company does not anticipate adoption of the remaining provision of ASU 2010-06 will have a significant effect on the Plan’s financial statements.

In September 2010, the FASB issued a consensus of the FASB Emerging Issues Task Force, Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 amended ASC 962 to clarify how defined contribution pension plans classify and measure loans to participants. The guidance in ASU 2010-25 specified that loans to participants in a defined contribution plan should be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest, rather than classified within investments and measured at fair value. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The Plan’s retrospective adoption of ASU 2010-25 during 2010 did not affect the net assets available for benefits or changes in net assets available for benefits.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, includes a valuation hierarchy that prioritizes the information used in developing fair value estimates and requires disclosure of fair value measurements by level within this hierarchy. When determining the fair value measurements for assets required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset, such as inherent risk, transfer restrictions, and risk of nonperformance. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity’s own data.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest input that is significant to the fair value measurement in its entirety.
The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1 —	Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets

Level 2 —	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3 —	Unobservable inputs that are significant to the fair value measurement

Investments measured at fair value on a recurring basis consisted of the following classes of investments as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Level 1:
Aimco common stock	$3,431,732	$2,688,044
Interest bearing cash held by Aimco Stock Fund	105,728	—
Mutual funds:
Blended investments	15,364,916	15,050,943
Fixed income	6,419,485	6,353,376
Money market	5,843,510	6,760,400
Stock investments:
Large Cap	21,106,323	21,575,489
Mid — Cap	3,156,815	2,927,058
Small Cap	6,026,251	5,418,461
International	4,640,958	4,833,656
Specialty (Real Estate)	2,201,808	2,007,898

Total Level 1	68,297,526	67,615,325

Level 2:
Managed income fund (a)	6,573,462	7,481,294

Total investments	$74,870,988	$75,096,619

(a)
The Fidelity MIP Fund is a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. Investments in the common/collective trust fund are recorded at fair value.

The valuation methodologies used to measure the fair values of common stock and mutual funds use quoted market prices from active markets. The fair value of the common/collective trust fund has been estimated based on the fund’s net asset value provided by Fidelity Management Trust Company, which is based on the fair value of the underlying investment contracts in the fund. The fair value of the common/collective trust fund was determined based on valuation techniques that use observable inputs classified within Level 1 and Level 2 of the valuation hierarchy. The Plan has classified the common/collective trust fund within Level 2 of the valuation hierarchy based on the significance of the Level 2 inputs to the valuation.
4. Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2010, as presented in the following table:

Net Realized and
Unrealized
Appreciation
in Fair Value
During Year
Investments in mutual funds	$6,423,279
Investments in common stock	1,464,915

Net realized and unrealized appreciation	$7,888,194

The Aimco Stock Fund is valued on a unitized basis and holds Aimco common stock and cash. Unitization of the fund allows for daily trades and the value of a unit reflects the combined value of the Aimco common stock and cash investments held by the fund. At December 31, 2010 and 2009, this fund held 132,807 shares and 168,847 shares of Aimco common stock with a market value of approximately $3.4 million and $2.7 million, respectively. At December 31, 2010, this fund had $105,728 of cash, which is included in the investment value in the accompanying statement of net assets available for benefits. At December 31, 2009, this fund had approximately $17,600 of accrued dividends, which were paid in February 2010. The accrued dividends are presented as dividends receivable in the accompanying statements of net assets available for benefits.

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009
Fidelity Investment Mutual Funds:
Growth Company Fund	$7,186,811	$6,924,737
Disciplined Equity Fund	7,278,238	8,441,823
Diversified International Fund	4,588,724	4,833,656
Money Market Trust Retirement Money Market Portfolio	5,843,510	6,760,400

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	4,638,663	4,485,617
BlackRock Large Cap Value Fund — Institutional Class	4,241,291	4,182,357

Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund (1)	6,573,462	7,481,294

(1)	At December 31, 2010 and 2009, the contract value of the Plan’s investments in the common/collective trust fund was $6,520,013 and $7,620,410, respectively.
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan’s Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$77,262,040	$78,394,148
Plus: Excess contributions payable	432,228	—
Plus (less): Adjustment from contract value to fair value	53,449	(139,116)
Less: Benefits payable	—	(1,823)

Net assets per the Form 5500	$77,747,717	$78,253,209

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Plan’s Form 5500:

December 31,
2010
Net decrease in net assets per the financial statements	$(1,132,108)
Plus: Increase in excess contributions payable	432,228
Plus: Net change in contract value to fair value adjustment	192,565
Plus: Net change in benefits payable	1,823

Net decrease in net assets per Form 5500	$(505,492)

Refunds of excess contributions are reflected in the Form 5500 as benefit payments when paid to participants. Benefit payments that have been processed and approved for payment prior to year end but not paid as of that date are recorded on the Form 5500.

Apartment Investment and Management Company 401(k) Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010
EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
	Maturity Date, Rate of Interest,
Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Current Value
Common stock:
*Aimco Stock Fund (1)	156,359 shares	$3,537,460

*Fidelity Investment Mutual Funds:
Growth Company Fund	86,432 shares	7,186,811
Fidelity Real Estate Fund	85,707 shares	2,201,808
Asset Manager Fund	184,079 shares	2,838,494
Disciplined Equity Fund	323,047 shares	7,278,238
Low Priced Stock Fund	82,252 shares	3,156,815
Diversified International Fund	152,197 shares	4,588,724
Fidelity Small Cap Stock Fund	111,983 shares	2,194,860
Fidelity Freedom Income Fund	27,702 shares	312,478
Fidelity Freedom 2000 Fund	32,668 shares	390,060
Fidelity Freedom 2010 Fund	88,034 shares	1,196,378
Fidelity Freedom 2020 Fund	256,310 shares	3,534,521
Fidelity Freedom 2030 Fund	269,581 shares	3,712,130
Fidelity Freedom 2040 Fund	411,556 shares	3,296,566
Fidelity Freedom 2050 Fund	8,986 shares	84,289
Money Market Trust Retirement Money Market Portfolio	5,843,510 shares	5,843,510
Spartan US Equity Index Fund	53,956 shares	2,399,983

*Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund	6,520,013 shares	6,573,462

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	427,527 shares	4,638,663
Pacific Investment Management Company Real Return Fund — Institutional Class	156,762 shares	1,780,822
Vanguard International Stock Fund	3,314 shares	52,234
Vanguard Explorer Fund	36,078 shares	2,447,523
American Beacon Small Cap Value Fund	71,297 shares	1,383,868
BlackRock Large Cap Value Fund — Institutional Class	285,801 shares	4,241,291
*Participant loans	Interest rates range from 5.25% to 10.25% with various maturities	2,729,720

		$77,600,708

*	Indicates a party-in-interest to the Plan

(1)
The Aimco Stock Fund is a unitized fund and holds Aimco common stock and cash. At December 31, 2010, this fund held 132,807 shares of Aimco common stock with a market value of approximately $3.4 million, and approximately $0.1 million of cash.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN

By:	/s/ JENNIFER JOHNSON
Jennifer Johnson
Senior Vice President, Human Resources

By:	/s/ ERNEST M. FREEDMAN Ernest M. Freedman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP